February 7, 1995




Mr. John A. Fanning
Snyder Oil Corporation
777 Main Street, Suite 2500
Fort Worth, Texas  76102

Dear Mr. Fanning:

      In accordance with your request, we have audited the estimates prepared by Snyder Oil Corporation (SOCO), as of December 31, 1994, of the proved oil and gas reserves and future net revenue to the SOCO interest in certain oil and gas properties located in the United States. SOCO's estimates are based on constant prices and costs which conform to the guidelines of the Securities and Exchange Commission (SEC). The following table sets forth SOCO's estimates of the proved reserves and future net revenue, as of December 31, 1994, for the audited properties:

                                  Net Reserves              Future Net Revenue
                            -----------------------    ----------------------------
                               Oil           Gas                      Present Worth
       Category             (Barrels)       (MCF)          Total         at 10%
- ----------------------      ----------   -----------   ------------   -------------
Proved Developed
  Producing                 23,417,100   312,445,100   $492,950,400   $316,401,900
  Non-Producing              2,686,900    41,484,500     66,879,900     38,673,800
Proved Undeveloped           8,873,300   157,321,300    151,958,300     59,291,600
                            ----------   -----------   ------------   ------------
    Total Proved            34,977,300   511,250,900   $711,788,600   $414,367,300

      In our opinion, the estimates of SOCO's net proved oil and gas reserves, as shown herein and in certain computer printouts on file in our office, are in the aggregate reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by SOCO in preparing the December 31, 1994 reserve estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by SOCO.

      The estimated reserves and future revenue shown herein are for total proved reserves which include proved developed producing, proved developed non-producing, and proved undeveloped reserves. Our audit did not include consideration of probable or possible reserves which might be established for these properties, nor did it include any consideration of undeveloped acreage beyond those tracts for which proved reserves have been estimated.

      It should be understood that our audit does not constitute a complete reserve study of SOCO's oil and gas properties. The complete reserve study consists of properties evaluated by Netherland, Sewell & Associates, Inc. as presented in our report dated February 6, 1995, representing 57.8 percent of the total proved present worth discounted at 10 percent, and properties evaluated by SOCO, representing 23.6 percent of the total proved present worth. Our audit consisted of a detailed review of properties making up 81.4 percent of the present worth for total proved reserves. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by SOCO with respect to ownership interest, oil and gas production, well test data, oil and gas prices, historical costs of operation and development, and any agreements relating to current and future operations of the properties and sales of production. If, however, in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

      The above indicated reserve estimates were made in accordance with guidelines prescribed by the SEC relating to the use of constant prices and costs. The oil and gas prices for each of SOCO's significant property groups are based on a December 31, 1994 West Texas Intermediate posted price of $16.00 per barrel and average December 1994 gas prices, respectively, and are held constant throughout the life of the properties. Lease and well operating costs are held constant at current levels for the life of the properties. Future capital costs are included as required for workovers, new development wells, and production equipment and are also held constant until expenditure.

      We are independent petroleum engineers with respect to SOCO as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

      We received the full cooperation of the engineering, geological, and accounting personnel of Snyder Oil Corporation during our review. Please let us know if we can be of further assistance in this matter.

                                        Very truly yours,



                                        /s/ Frederic D. Sewell


RKG:LCD